January 17, 2012

Via EDGAR Transmission

Mrs. Linda Cvrkel
Transportation and Leisure Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4631

Re:      GOL Intelligent Airlines Inc.
Form 20-F for the fiscal year ended December 31, 2010
Filed April 8, 2011
File No. 001-32221
Response to Staff Comment Letter dated January 3, 2012

Dear Mrs. Cvrkel:

Gol Linhas Aéreas Inteligentes S.A. (the “Company”) received a comment letter from the staff of the United States Securities and Exchange Commission (the “Staff”) on January 3, 2012 regarding the Company’s response, dated December 22, 2011, to the Staff’s December 2, 2011 letter, concerning the Company’s annual report on Form 20-F filed on April 8, 2011, as amended on September 8, 2011 (the “2010 Form 20-F”). This letter provides the Company’s responses to the Staff’s comments. For your convenience, we have reproduced below in italics the Staff’s comments numbered 1 and 2 and have provided responses immediately below such comments. All page numbers referred to herein are to the 2010 Form 20-F.

SEC Comment No. 1.

Report on Form 6-K filed May 2, 2011
Report on Form 6-K filed May 11, 2011

1)      We note your response to our prior comment five. Given your net earnings of R31,930 for the quarter ended March 31, 2011, each adjustment appears to be somewhat material in relation to your results for this quarterly period. As a result, please include disclosure of each adjustment in the notes to financial statements included in your annual report on Form 20-F for the year ended December 31, 2011. Your disclosure should clearly explain each adjustment in a level of detail similar to that provided in your response.

Response to Comment No. 1.

We note the Staff’s comment and will include the disclosure requested in the notes to our financial statements to be included in our annual report on Form 20-F for the year ended December 31, 2011.

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Mrs. Linda Cvrkel	January 17. 2012

SEC Comment No. 2.

2)      Furthermore, we note from footnote one of your response that you were unable to determine if the adjustment of R56,670 related to the current or prior periods. Given that the implementation of the new system began in first quarter 2011, it appears as though such adjustment was accumulated from prior years and should be accounted for as the correction of an error pursuant to the guidance in IAS 8. Please revise your financial statements to reflect the correction of this error in the 2011 financial statements included in your Annual Report on Form 20-F for the year ended December 31, 2011 or explain why you do not believe this is required. We may have further comment upon review of your response.

Response to Comment No. 2.

We note the Staff’s comment, but we believe the correction of the error is not material to the Company’s financial statements as of and for the nine-month period ended September 30, 2011 (the only period filed, not furnished, with the SEC since the adjustment).  In reaching this conclusion we have  given consideration to SABs 99 and 108. On a net of tax basis, the adjustment represented 0.38% and 1.84% of consolidated total assets and shareholders’ equity, respectively, as of September 30, 2011, and 0.70% and 4.36% of consolidated sales and services revenues and consolidated net losses, respectively, for the nine-month period ended September 30, 2011.

As discussed in our response to the Staff’s previous Comment No. 5, we are unable to determine the period-specific effects of this error for the periods prior to January 1, 2011.  In addition, the accumulated effect of this adjustment, net of taxes, represented 0.41% and 1.25% of total consolidated assets and shareholders’ equity, respectively, as of December 31, 2010.

We have also considered the qualitative factors included in SAB 99 as of December 31, 2010 and as of and for the nine-month period ended September 30, 2011 and concluded as follows: the adjustment does not (i) mask a change in earnings or other trends, (ii) hide a failure to meet analysts’ consensus expectations for the Company, (iii) change a loss into income or vice versa, (iv) affect the Company’s compliance with regulatory requirements, (v) affect the Company's compliance with loan covenants or other contractual requirements, or (vi) have the effect of increasing management's compensation. We are not aware of any other qualitative factors relevant to our specific facts and circumstances that should be considered in making this determination.

The Company anticipates that this adjustment will not be material in relation to the Company’s consolidated financial statements for the year ended December 31, 2011. However, the Company will conclude this analysis upon finalizing these financial statements.

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Mrs. Linda Cvrkel	January 17. 2012

We acknowledge that:

•         we are responsible for the adequacy and accuracy of the disclosure in the filing;

•         Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•         we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions or require any additional information with respect to the above, please do not hesitate to contact Tobias Stirnberg of Milbank, Tweed, Hadley & McCloy LLP, our counsel, at +55-11-3927-7702 or me at +55-11-2128-4000.

Sincerely,

/s/ Leonardo Porciúncula Gomes Pereira
Gol Linhas Aéreas Inteligentes S.A.
By: Leonardo Porciúncula Gomes Pereira
Title: Executive Vice President, Chief Financial and Investor Relations Officer

cc: Heather Clark, Division of Corporation Finance
Securities and Exchange Commission
Tobias Stirnberg
Milbank, Tweed, Hadley & McCloy LLP

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